January 5, 2005

By Facsimile and U.S. Mail

Bruce N. Davis
Chief Executive Officer
Elmer`s Restuarant, Inc.
11802 SE Start Street
P.O. Box 16938
Portland, Oregon 97292-0938

	Re:	Elmer`s Restaurants, Inc.
		Schedule 14D-9 filed December 20, 2004

Dear Mr. Davis:

	We have the following comments on the above-referenced filing:

Schedule TO/13E-3

1. We note that the company was not able to take a position on the tender offer because all of the members of Elmer`s board of directors are filing persons on this Schedule 13E-3. We also note that the filing persons on the Schedule TO/13E-3 have not secured financing for approximately $500,000 that will be necessary to consummate the tender offer and merger and that the financing in place has been obtained from the company`s "primary lender" (page 26 of the Schedule TO/13E-3). In addition, we note from this document and page 26 of the Schedule TO/13E-3 that the board "adopted resolutions authorizing the formation of Purchaser by the Continuing Shareholders," thus "eliminat[ing] application of the Business Combination Act provision which would permit the Purchaser and Continuing Shareholders to go forward with the Merger and complete the going private transaction." Furthermore, we note the collateral for the loan used to finance the tender offer and we note that Mr. Chamberlain reached an agreement with the bank that holds three of Elmer`s four pieces of real estate that, "upon completion of the proposed Merger, Wells Fargo would relax the existing debt covenants to conform to the GE Capital agreement," etc (page 26 of the Schedule TO/13E-3). Finally, we note the use of Elmer`s employees in assisting the filing persons in the preparation of the offer and merger and the procurement of financing (page 45 of the Schedule TO/13E-3). In light of these and other facts discussed in the background section, including the significant percentage of beneficial ownership in Elmer`s held by the filing persons on the Schedule TO/13E-3, please provide us your detailed analysis regarding why you believe that Elmer`s Restaurants is not engaged, directly or indirectly, in this going-private transaction and why the company is not a bidder in the tender offer. See Rule 13e-3(b)(1), Rule 14d-1(g)(2) and Items II.D.2 & 3 in the Division of Corporation Finance`s outline entitled Current Issues and Rulemaking Projects, which is available on our website at www.sec.gov/corpfin.

2. Advise us how you intend to disseminate changes to this offer document in light of our comments.

3. Revise the document to provide the information required by Item 1005(d) of Regulation M-A. As the filing persons on the Schedule TO/13E-3 include the entire board of directors of Elmer`s and members of management, it is unclear how you have determined that there are no agreements required to be disclosed in response to this Item. For example, are there any compensation agreements between Elmer`s and these individuals?

4. Revise to provide the detailed information required by Item
1008(b) of Regulation M-A.

5. Revise to provide the information required by Item
1006(d)(1)(ii) of Regulation M-A with respect to the factors in Item 1006(c)(2)-(3).

6. Revise to provide additional detail of the corporate
Resolutions adopted by the board in connection with the tender offer so that the offeror may carry out its plans for the tender offer and merger. In doing so, cite and briefly explain the applicable Oregon statutes. Clarify the basis for your belief that by tendering their shares into the offer, Elmer`s security holders will "effectively consent" to the going-private transaction, citing any applicable state law.

Closing Comments

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please respond to these comments by promptly amending the filing and submitting a response letter filed via EDGAR and "tagged" as correspondence. In the even that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter. Please contact me at (202) 942-1881 if you have any questions.

Sincerely,



Abby Adams
Special Counsel
Office of Mergers and Acquisitions